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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

ACORN INTERNATIONAL, INC.

(Exact name of Registrant as specified in its charter)

State of Incorporation: Cayman Islands

I.R.S. Identification Number:

Commission File Number: 001-33429

18/F, 20th Building, 487 Tianlin Road, Shanghai, China 200233

(Address of principal executive offices)

[Geoffrey Gao], Telephone: +86-21-5151-8888

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

Section 1 – Conflict Minerals Disclosure and Report

Item 1.01 Conflict Minerals Disclosure and Report, Exhibit

A copy of Acorn International, Inc.’s Conflict Minerals Report is filed as Exhibit 1.02 hereto and is publicly available at http://ir.chinadrtv.com.

Item 1.02 Exhibit

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, Acorn International, Inc. is filing as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

Section 2 – Exhibits

Item 2.01 – Conflict Minerals Report

The following exhibit is filed as part of this report:

Exhibit 1.02 — Conflict Minerals Report as required by Item 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ACORN INTERNATIONAL, INC.

By: /s/ Geoffrey Weiji Gao	Date: May 30, 2014

Name: Geoffrey Weiji Gao
Title: Principal Financial and Accounting Officer